GALIANO GOLD REPORTS PRELIMINARY
2023 PRODUCTION RESULTS

(all dollar amounts in USD)

Vancouver, British Columbia, January 16, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce the Company's preliminary 2023 production results at the Asanko Gold Mine (the "AGM") in Ghana. The AGM is a 50:50 joint venture ("JV") with Gold Fields Limited ("Gold Fields"), which is managed and operated by Galiano. On December 21, 2023, the Company announced it had reached an agreement with Gold Fields to acquire its 45% interest in the AGM.

2023 Preliminary Production Results and Operating Highlights

  Gold production: The AGM produced 31,947 ounces of gold in the fourth quarter and achieved full year 2023 gold production of 134,077 ounces, exceeding upward revised production guidance of between 120,000 to 130,000 ounces of gold.

  Consolidated ownership of AGM: On December 21, 2023, Galiano announced it had entered into a binding share purchase agreement with subsidiaries of Gold Fields to acquire their 45% interest in the AGM (the "Acquisition"). Upon completion of the Acquisition, which remains on track to close during the first quarter of 2024, Galiano will establish itself as a growing gold producer with robust financial strength, owning and operating one of the largest gold mines in West Africa.

  Technical Report: Delivered an Independent Feasibility Study for the AGM. The report titled "NI 43-101 Technical Report and Feasibility Study for Asanko Gold Mine, Ghana" with an effective date of December 31, 2022 ("Technical Report") describes an 8.5-year mine life with a robust after-tax net present value at a 5% discount rate of $343 million (applying a $1,700/oz gold price) and average annual gold production of 254,000 ounces per year from 2025 onwards.

  Restart of mining: Resumed mining operations on October 1, 2023, at the Abore deposit.

  Successful exploration program: Completed an aggressive 2023 exploration program, focused on expanding mineralization at known deposits, as well as advancing a robust pipeline of regional greenfields targets towards potential new discoveries. Highlights included:
    Mineral resource and mineral reserve definition drilling at Nkran;
    Mineral resource conversion drilling at Abore;
    Mineral resource conversion drilling at Midras South;
    First pass drilling at the Gyagyatreso regional prospect; and
    Regional greenfield exploration identifying large soil geochemical anomalies at Aburi and Sky Gold targets.

"The past year was transformational for Galiano Gold and its stakeholders. Most notable was the announcement of the transaction to consolidate the AGM, which will transform Galiano into a relevant, emerging mid-tier gold producer owning one of the largest gold producing mines in West Africa", stated Matt Badylak, Galiano's President and CEO, "I am additionally pleased with our improved understanding of the asset and demonstrated ability to deliver to plan. 2023 marked the second consecutive year the AGM exceeded production guidance and significantly strengthened the balance sheet. The updated Technical Report, which was delivered in the first quarter of 2023, now describes a realistic life of mine production and cost profile at the AGM.  Furthermore, fulfilling our commitment to recommence mining on October 1st, places us on schedule to realize meaningful, low risk, organic production growth which is expected to increase to average annual gold production of 254,000 per year from 2025 onwards. We remain excited about the prospectivity of the Asankrangwa Gold Belt and will continue to aggressively pursue exploration targets in 2024 to further extend the life of mine."

2023 AGM Operating Results

	Q4 2023	Full Year 2023
Average realized gold price ($/oz)	1,942	1,908
Gold sold (oz)	30,555	134,163
Gold produced (oz)	31,947	134,077

2023 Fourth Quarter and Full Year Financial Results Announcement

The Company will release its audited consolidated annual financial statements and management's discussion and analysis after market close on February 15, 2024. A conference call to discuss the details will be held by senior management on February 16, 2024, at 8am PT/11am ET.

Conference Call Details

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-888-390-0546

Outside of Canada & USA: 416-764-8688

Webcast: https://app.webinar.net/0WD71deAn59

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the Galiano homepage for a simultaneous audio webcast of the conference call at www.galianogold.com.

The conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA: 1-888-390-0541

Outside of Canada & USA: 416-764-8677

Access Code: 913246#

An archived webcast of the conference call will also be available at www.galianogold.com.

Qualified Person

Richard Miller, P.Eng., Vice President Technical Services with Galiano, is a Qualified Person as defined by Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and has approved the scientific and technical information contained in this news release.

Contact Information

Krista Muhr

SVP, Investor Relations

(778) 239-0446

krista.muhr@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa,. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "preliminary", "prospective", "intend", "believe", "predict", "potential", "target", "pursue", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements with respect to the completion and timing of the Acquisition, the benefits of the Acquisition to the Company and its shareholders, the merits of the AGM, the operating plans for the AGM; opportunities for growth at the corporate level; commitment to health and safety; anticipated production and cost guidance; future exploration and exploration programs and the timing thereof; information regarding the plans and expectations of the Company; and related matters. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the Company to satisfy the conditions required to close the Acquisition; receipt of all necessary regulatory approvals in connection with the Acquisition; the ability of the Company to meet the expected timing for closing the Acquisition; the Company proceeding with further exploration and exploration programs as currently anticipated; development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the JV and the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the JV and the Company in implementing its development strategies and achieving its business objectives; the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: risks related to the Company's ability to close the Acquisition, risks related to the expected benefits of the Acquisition; the mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; LOM estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the JV's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to the control of AGM cashflows and operation through a joint venture; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.